UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Steel Vault Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
85815A 103
(CUSIP Number)
William J. Caragol
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 4, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	85815A 103	Page	2	of	7

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		7,205,135

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,205,135

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,205,135

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	54.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	85815A 103	Page	3	of	7

1	NAMES OF REPORTING PERSONS William J. Caragol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		4,655,134

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,655,134

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,655,134

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	43.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	85815A 103	Page	4	of	7

1	NAMES OF REPORTING PERSONS Blue Moon Energy Partners LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		3,155,134

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,155,134

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,155,134

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Blue Moon Energy Partners LLC is owned by R & R Consulting Partners LLC (50%), Barry Edelstein (16.67%), Jeffrey Cobb (16.67%) and William Caragol (16.67%). R & R Consulting Partners LLC is controlled by Scott Silverman.

CUSIP No.	85815A 103	Page	5	of	7
Item 1. Security and Issuer
This amendment number 5 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Steel Vault Corporation, a Delaware corporation (“Steel Vault”), and is being filed by each of Scott R. Silverman, William J. Caragol and Blue Moon Energy Partners LLC, a Florida limited liability company (“Blue Moon”). Information reported in the original filings remain effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Schedule 13D.
Item 3. Source and Amount of Funds or Other Consideration
No payments were made by or on behalf of the reporting persons in connection with the execution of the Merger Agreement, as such term is defined below. The source and amount of consideration under the terms of the Merger Agreement described in “Item 4. Purpose of Transaction” is herein incorporated by reference. The Merger Agreement is incorporated by reference herein by reference to Exhibit 2 attached hereto.
Item 4. Purpose of Transaction
On September 8, 2009, VeriChip Corporation, a Delaware corporation (“VeriChip”), and Steel Vault issued a joint press release announcing the signing of an Agreement and Plan of Reorganization (the “Merger Agreement”), dated September 4, 2009, among VeriChip, Steel Vault and VeriChip Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VeriChip (the “Acquisition Subsidiary”), pursuant to which the Acquisition Subsidiary will be merged with and into Steel Vault, with Steel Vault surviving and becoming a wholly-owned subsidiary of VeriChip (the “Merger”).
Upon the consummation of the Merger, each outstanding share of Steel Vault’s common stock will be converted into 0.5 shares of common stock of VeriChip. Each of the boards of directors of VeriChip and Steel Vault unanimously approved the Merger Agreement, based on the unanimous recommendation of the special committee of independent directors of the applicable company.
Consummation of the transaction remains subject to customary conditions, including the approval of the issuance of shares in connection with the merger by the stockholders of VeriChip, approval of the agreement by a majority of the stockholders of Steel Vault, and a registration statement being declared effective by the Securities and Exchange Commission.
The parties have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding operation of the businesses of the companies and their subsidiaries prior to the closing.
The Merger Agreement contains certain termination rights for each of VeriChip and Steel Vault and further provides that, upon termination of the Merger Agreement under specified circumstances, either VeriChip or Steel Vault may be required to pay an expense reimbursement of up to $200,000.
A copy of the Merger Agreement is attached hereto as Exhibit 2. The description of certain terms of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.
Except as set forth in this Item 4, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	85815A 103	Page	6	of	7
Item 5. Interest in Securities of the Issuer
The following information restates the information previously provided in Item 5.
(a) and (b)
Scott R. Silverman
As a manager of Blue Moon, Mr. Silverman is deemed to beneficially own 3,155,134 Shares beneficially owned by Blue Moon. As a controlling stockholder and executive chairman of the board of VeriChip, Mr. Silverman is deemed to beneficially own 2,000,001 Shares beneficially owned by VeriChip. Mr. Silverman also beneficially owns 1,100,000 Shares and 950,000 Shares issuable upon the exercise of stock options. Mr. Silverman beneficially owns a total of 7,205,135 Shares, representing 54.9% of the outstanding common stock of the Issuer. Mr. Silverman has sole voting power and sole dispositive power over 7,205,135 Shares.
William J. Caragol
As a manager of Blue Moon, Mr. Caragol is deemed to beneficially own 3,155,134 Shares beneficially owned by Blue Moon. Mr. Caragol also beneficially owns 500,000 Shares issuable pursuant to a common stock purchase warrant and 1,000,000 Shares. Mr. Caragol beneficially owns a total of 4,655,134 Shares, representing 43.6% of the outstanding common stock of the Issuer. Mr. Caragol has sole voting and dispositive power over 4,655,134 Shares.
Blue Moon Energy Partners LLC
Blue Moon beneficially owns 3,155,134 Shares, of which 108,000 Shares are issuable under a common stock purchase warrant and 477,134 Shares are issuable upon the maturity date of a secured convertible promissory note, representing 31.0% of the outstanding common stock of the Issuer. Blue Moon has the sole power to vote and dispose of all of these Shares.
(c) On July 27, 2009, Mr. Caragol exercised a stock option to purchase 200,000 Shares at an exercise price of $0.21 per Share. No other transactions involving the securities of the Issuer were effected during the past 60 days by the reporting persons.
(d) Blue Moon and its members, William J. Caragol, Barry Edelstein, Jeffrey Cobb and R & R Consulting Partners LLC, and its controlling member, Scott R. Silverman, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock of the Issuer deemed to be beneficially owned by Blue Moon.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The terms of the Merger Agreement described in “Item 4. Purpose of Transaction” is herein incorporated by reference.
Item 7. Material to be Filed as Exhibits
The following documents are filed as an exhibit to this Schedule 13D:
1. Joint Filing Agreement, dated August 20, 2009, among Scott R. Silverman, William J. Caragol and Blue Moon Energy Partners LLC (incorporated by reference to the Schedule 13D/A filed by the reporting persons with the Securities and Exchange Commission on August 20, 2009)
2. Agreement and Plan of Reorganization dated September 4, 2009, among VeriChip Corporation, Steel Vault Corporation, and VeriChip Acquisition Corp.

CUSIP No.	85815A 103	Page	7	of	7
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 9, 2009

/s/ Scott R. Silverman
Name:	Scott R. Silverman

/s/ William J. Caragol
Name:	William J. Caragol

BLUE MOON ENERGY PARTNERS LLC
By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Manager

Exhibit Index

Exhibit No.	Description

Exhibit 2	Agreement and Plan of Reorganization dated September 4, 2009, among VeriChip Corporation, Steel Vault Corporation, and VeriChip Acquisition Corp.